SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         SCHEDULE TO-I/A (RULE 14D-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 4

           TENDER OFFER STATEMENT UNDER SECTION 14(d) (1) OR 13(e) (1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                PARIS CORPORATION
                       (Name of Subject Company (Issuer))

                               DOMINIC P. TOSCANI
                                GERARD M. TOSCANI
                                PARIS CORPORATION
                       (Name of Filing Persons (Offeror))

                    COMMON STOCK, PAR VALUE $0.004 PER SHARE
                         (Title of Class of Securities)

                                    699556106
                                    ---------
                      (CUSIP Number of Class of Securities)

                             DOMINIC P. TOSCANI, SR.
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                  122 KISSEL ROAD, BURLINGTON, NEW JERSEY 08016
                                 (609) 387-7300
           (Name, Address and Telephone Number of Person Authorized to
         Receive Notice and Communications on Behalf of Filing Persons)

                                    COPY TO:

                                STEPHEN A. SALVO
                        SALVO, RUSSELL, FICHTER & LANDAU
                             510 TOWNSHIP LINE ROAD
                                    SUITE 150
                          BLUE BELL, PENNSYLVANIA 19422
                            TELEPHONE: (215) 653-0110


                                 MARCH 20, 2002

                     CALCULATION OF FILING FEE

     TRANSACTION  VALUATION*     AMOUNT  OF  FILING  FEE

           $15,313,536                  $3,063
           -----------                  ------

* For purposes of calculating the amount of filing fee only. The amount assumes the purchase of 3,403,008 shares of common stock, par value $0.004 per share (the "Shares"), of Paris Corporation (the "Company"), at a price per share of $4.50. Such number of shares represents all the Shares outstanding as of December 31, 2001 (other than 150,527 shares beneficially held by Gerard M. Toscani), plus 162,300 shares issuable upon exercise of outstanding options to purchase Shares.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount  Previously  Paid:     $3,063     Form  or  Registration No.:     SC

     Filing  Party:     Paris  Corporation     Date  Filed:     January 31, 2002

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]     third-party  tender  offer  subject  to  Rule  14d-1.

     [X]     issuer  tender-offer  subject  to  Rule  13e-4.

     [X]     going  private  transaction  subject  to  Rule  13e-3.

     [ ]     amendment  to  Schedule  13D  under  Rule  13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO filed January 31, 2002 (the "Schedule TO") relating to the offer by Paris Corporation, a Pennsylvania corporation, (the "Company") to purchase any and all outstanding shares of common stock, par value $0.004 per share (the "Shares"), of the Company at a purchase price of $4.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 31, 2002 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits
(a)(1) and (a)(2) (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1-9 and 13 of this Schedule TO, except as noted below.

ITEM  8.  INTEREST  IN  THE  SECURITIES  OF  THE  SUBJECT  COMPANY.

On March 20, 2002, the Company issued the press release, a copy of which is attached hereto as Exhibit (a)(10) and incorporated herein by reference.

ITEM  10.  FINANCIAL  INFORMATION.

The information set forth under "The Tender Offer -- Certain Information Concerning the Company" of the Offer to Purchase is incorporated herein by reference. In addition, the Company's audited financial statements as of September 30, 2001 and September 30, 2000, are included in the Company's Annual Report on Form 10-K for the year ended September 30, 2001, which is incorporated herein by reference. Also, the Company's unaudited financial statements for the three month period ended December 31, 2000 and December 31, 2001, are included in the Company's Quarterly Report on Form 10-Q for the period ended December 31, 2001, which is incorporated herein by reference.

ITEM  11.  ADDITIONAL  INFORMATION.

On March 20, 2002, the Company issued a press release, a copy of which is attached hereto as Exhibit (a)(10) and incorporated herein by reference.

ITEM  12.  EXHIBITS.

(a)(1)  Offer  to  Purchase*.

(a)(2)  Letter  of  Transmittal.*

(a)(3)  Notice  of  Guaranteed  Delivery.*

(a)(4)  Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees. *

(a)(5) Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(6)  Letter  to  Shareholders  from  the  Company.*

(a)(7) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(8) Text of Press Release dated January 10, 2002 issued by the Company (incorporated by reference to the Company's Tender Offer Statement on Schedule TO filed on January 10, 2002).

(a)(9) Text of Press Release dated March 5, 2002 issued by the Company (incorporated by reference to Amendment No. 1 to the Company's Tender Offer Statement on Schedule TO-I/A filed on March 4, 2002).

(a)(10)     Text  of  Press  Release dated March 20, 2002 issued by the Company.

(c) Opinion of Wharton Valuation Associates, Inc., dated November 27, 2001 (Included as Schedule III to the Offer to Purchase filed herewith as Exhibit (a)
(1)).*

(d) Employment Agreement dated November 8, 2001 between Dominic P. Toscani and Paris Corporation.*

(f) Section 1930 and Subchapter D of the Pennsylvania Business Corporation Law (Included as Schedule II to the Offer to Purchase filed herewith as Exhibit
(a)(1)).*

(g)     None.

(h)     None.

*  Previously  filed  by  the  Company on Schedule TO-I, dated January 31, 2002.



                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March  20,  2002

                                PARIS CORPORATION

                                By     /s/  Dominic  P.  Toscani,  Sr.
                                --     -------------------------------
                                       Name:     Dominic  P.  Toscani,  Sr.
                                       Title:    President
                                                 and Chief Executive Officer



                                By     /s/  Gerard  M.  Toscani
                                --     -------------------------
                                       Name:     Gerard  M.  Toscani
                                       Title:    Senior  Vice  President

                                  EXHIBIT INDEX

EXHIBIT
NUMBER     EXHIBIT  NAME
           -------------

ITEM  12.  EXHIBITS.

(a)(1)  Offer  to  Purchase*.

(a)(2)  Letter  of  Transmittal.*

(a)(3)  Notice  of  Guaranteed  Delivery.*

(a)(4)  Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees. *

(a)(5) Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(6)  Letter  to  Shareholders  from  the  Company.*

(a)(7) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(8) Text of Press Release dated January 10, 2002 issued by the Company (incorporated by reference to the Company's Tender Offer Statement on Schedule TO filed on January 10, 2002).

(a)(9) Text of Press Release dated March 5, 2002 issued by the Company (incorporated by reference to Amendment No. 1 to the Company's Tender Offer Statement on Schedule TO-I/A filed on March 4, 2002).

(a)(10)     Text  of  Press  Release dated March 20, 2002 issued by the Company.

(c) Opinion of Wharton Valuation Associates, Inc., dated November 27, 2001 (Included as Schedule III to the Offer to Purchase filed herewith as Exhibit (a)
(1)).*

(d) Employment Agreement dated November 8, 2001 between Dominic P. Toscani and Paris Corporation.*

(f) Section 1930 and Subchapter D of the Pennsylvania Business Corporation Law (Included as Schedule II to the Offer to Purchase filed herewith as Exhibit
(a)(1)).*

(g)     None.

(h)     None.

*  Previously  filed  by  the  Company on Schedule TO-I, dated January 31, 2002.




                                 Exhibit (a)(10)

                                  PRESS RELEASE

                 PARIS CORPORATION. COMPLETES SELF-TENDER OFFER

Burlington, NJ - March 20, 2002 - Paris Corporation (Nasdaq: PBFI), announced today that it successfully completed its tender offer to purchase all outstanding shares of its common stock, except for shares held by certain insiders, at a purchase price of $4.50 per share in cash. The tender expired at midnight New York City time on March 15, 2002.

Paris Corporation commenced the offer to purchase all outstanding shares of its common stock held by the public on January 31, 2002. This completes the first of a multi-step process toward Paris Corporation becoming a privately-held company.

Based on preliminary information received from the depository, Mellon Investor Services, LLC, approximately 2,127,119 shares were tendered. As previously indicated, Dominic Toscani and Gerard Toscani did not tender their shares.

Because the shares held by Dominic Toscani and Gerard Toscani will now represent more than 90 % of the Paris Corporation shares, Messrs. Toscani will be able to cause Paris Corporation to merge with an entity to be formed and wholly owned by them without any further action by Paris Corporation shareholders. This merger is expected to occur within the next two weeks. Paris Corporation shareholders who did not tender into the tender offer will be mailed information about the merger.

As a consequence of the completion of the tender offer, the common stock of Paris Corporation will shortly cease to be traded on the NASDAQ SmallCap Market.

Paris Corporation has accepted for payment all validly tendered shares. Payment for the shares tendered will be made promptly and, in the case of shares tendered by the guaranteed delivery procedures, promptly after timely delivery of shares and required documentation.

Paris Corporation is primarily engaged in the manufacture and distribution of stock and custom business forms; mill cut, value added, and custom cut sheets; and paper handling products for small offices and home offices.

Forward Looking Statements concerning Paris Corporation's self-tender offer and its plan to go private are subject to a variety of considerations and uncertainties. The company's corporate and financial information is detailed in the company's filings with the Securities & Exchange Commission, press releases and other communications.


                                  END OF FILING